Exhibit 99.144

FORM 51-102F4

BUSINESS ACQUISITION REPORT

1.	Identity of Company

1.1 Name and Address of Company

DHX Media Ltd. (“DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

1.2 Executive Officer

For further information, please contact David Regan, Executive Vice President, Corporate Development and Investor Relations at 902.423.0260.

2. Details of Acquisition

2.1 Nature of Business Acquired

On April 3, 2014, DHX acquired the Epitome group of companies (“Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties.

The transaction includes a library of 469 half-hours across five series in the Degrassi franchise and Epitome Studios Inc., which owns a 98,400 square foot studio on a 4.3 acre site in Toronto. In addition to shows in the Degrassi franchise, with this transaction DHX adds to its library 19 one-hour episodes of the dramatic series The L.A. Complex; 52 half-hour episodes of the dramatic series Instant Star; 47 one-hour episodes of the dramatic series Riverdale; and 28 half-hour episodes of the dramatic series Liberty Street. The Epitome team also has new productions in development that they will continue to foster, in conjunction with DHX. Epitome is presently focused on the fourteenth season of Degrassi: The Next Generation, now in production of 28 episodes for MTV in Canada and TeenNick in the United States.

2.2 Date of Acquisition

April 3, 2014.

2.3 Consideration

The total consideration paid was approximately $34 million, inclusive of excess cash in Epitome at closing, to be determined as a post-closing adjustment which is expected to be in the order of $7-8 million, payable as approximately $20.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares.

2.4 Effect on Financial Position

DHX expects that the acquisition of Epitome will be accretive to net earnings per share for fiscal 2015. DHX believes the combination of DHX and Epitome will provide advantages to the combined company for the benefit of DHX’s business and shareholders. These advantages include:

•	increase to production revenue due to additional production facility
•	addition of youth programming by 469 half-hour episodes, that will be complementary to DHX’s mostly children’s content library; and
•	improved market position and negotiating strength.

Additional details of the effect of the acquisition on DHX’s financial position are included in the pro forma consolidated financial statements as at March 31, 2014 and the nine months period then ended, and for the year ended June 30, 2013.

2.5 Prior Valuations

None.

2.6 Parties to Transaction

The acquisition of Epitome was not a transaction with an informed person, associate or affiliate of DHX.

2.7 Date of Report

June 17, 2014.

3.	Financial Statements

The following financial statements as required by Part 8 of National Instrument 51-102 are included in this Business Acquisition Report:

Schedule A

Audited Combined Carve-Out Financial Statements of Epitome Group for the year ended May 31, 2013, together with comparative figures for May 31, 2012, notes thereto and the report of the auditors thereon.

DHX has not obtained consent of the auditors of the Epitome Group to include its audit report in this Business Acquisition Report.

Schedule B

Unaudited Interim Condensed Combined Carve-Out Financial Statements of Epitome Group for the nine months ended February 28, 2014 and February 28, 2013, together with notes thereto.

Schedule C

(a)	Unaudited Pro-Forma Consolidated Balance Sheet as at March 31, 2014;
(b)	Unaudited Pro-Forma Consolidated Statement of Earnings and Retained Earnings for the nine months ended March 31, 2014;
(c)	Unaudited Pro-Forma Consolidated Statement of Earnings and Retained Earnings for the year ended June 30, 2013; and
(d)	Notes to Pro-Forma Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

This business acquisition report contains forward looking statements with respect to DHX and the acquisition of Epitome, including statements regarding the expected benefits of the acquisition that may be generated. Although the DHX believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the DHX. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to DHX’s ability to successfully integrate the Epitome business, the ability to retain required employees and customer contracts, market factors, customer contract interpretation, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s Annual Information Form for the year ended June 30, 2013 and risks discussed in the information circular distributed to DHX shareholders in connection with the annual meeting held on December 11, 2013. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

SCHEDULE A

Epitome Group

Combined carve-out Financial Statements

May 31, 2013

June 17, 2014

Independent Auditor’s Report

To the Directors of

Epitome Group

We have audited the accompanying combined carve-out financial statements of Epitome Group (comprised of Epitome Pictures Inc., Epitome Studios Inc., Epitome Screen Productions Inc., Epitome Distribution Inc. and PWT Distribution Inc., and a loan receivable from Epitome Group Holdings Inc.), which comprise the combined carve-out balance sheet as at May 31, 2013 and the combined carve-out statements of income and retained earnings and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the combined carve-out financial statements

Management is responsible for the preparation and fair presentation of these combined carve-out financial statements in accordance with Canadian accounting standards for private enterprises, and for such internal control as management determines is necessary to enable the preparation of the combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of Epitome Group as at May 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with Canadian accounting standards for private enterprises.

Emphasis of matter

Without modifying our opinion, we draw attention to the fact that, as described in note 1 to the combined carve-out financial statements, Epitome Group did not operate as a separate entity. The combined carve-out financial statements for the years ended May 31, 2013 are therefore not necessarily indicative of results that would have occurred if Epitome Group had been a separate stand-alone entity during the years presented or of the future results of Epitome Group.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Epitome Group

Combined carve-out Balance Sheet

As at May 31, 2013

	2013	2012
	$	$
Assets

Current assets
Cash	6,730,910	1,551,154
Accounts receivable (notes 8 and 11)	27,965,939	24,779,900
Government remittances receivable	1,252,830	589,709
Prepaid expenses and deposit	34,004	55,983
Income taxes receivable	–	38,263
Investments in television programs (note 5)	7,639,008	13,873,151
	43,622,691	40,888,160
Property and equipment (note 4)	1,301,272	1,507,475
Goodwill	325,001	325,001
	45,248,964	42,720,636

Liabilities

Current liabilities
Bank indebtedness (note 3)	23,756,046	21,906,792
Accounts payable and accrued liabilities	3,100,319	2,944,972
Deferred revenue	7,659,173	10,478,225
Income taxes payable (note 10)	815,893	–
	35,331,431	35,329,989
Shareholder’s Equity
Share capital (note 7)	203	203
Retained earnings	9,917,330	7,390,444
	9,917,533	7,390,647
	45,248,964	42,720,636

Commitments and contingencies (note 13)

The accompanying notes are an integral part of these combined carve-out financial statements.

Epitome Group

Combined carve-out Statements of Income and Retained Earnings

For the year ended May 31, 2013

	2013	2012
	$	$

Revenue
Production and distribution revenue (note 9)	24,449,511	18,339,845
Amortization of television programs	(17,204,704)	(13,788,236)
	7,244,807	4,551,609

Expenses
Salaries and wages (note 6)	525,462	392,588
Pension (note 12)	133,652	22,844
Amortization	53,262	54,392
Office and general	308,007	188,139
Professional fees	311,959	193,747
Travel, promotion and business development	59,369	61,240
Insurance	6,273	7,686
Bad debt	18,963	93,075
Foreign exchange gain	(342,613)	(130,023)
	1,074,334	883,688

Interest income	81,012	23,963
Interest expense	(38,741)	(29,503)
Financial income (expense) – net	42,271	(5,540)
Income before income taxes	6,212,744	3,662,381
Income taxes (note 10)	2,785,858	1,040,237
Net income for the year	3,426,886	2,622,144
Retained earnings - Beginning of year	7,390,444	5,118,300
Distribution to Parent (note 14)	(900,000)	(350,000)
Retained earnings - End of year	9,917,330	7,390,444

The accompanying notes are an integral part of these combined carve-out financial statements.

Epitome Group

Combined carve-out Statements of Cash Flows

For the year ended May 31, 2013

	2013	2012
	$	$
Cash provided by (used in)

Operating activities
Net income for the year	3,426,886	2,622,144
Non-cash transactions
Bad debt expense	18,963	93,075
Amortization of television programs	17,204,704	13,788,236
Amortization	53,262	54,392
Foreign exchange gain	(342,613)	(130,023)
Net change in non-cash working capital balances related to operations (note 15)	(16,283,641)	(28,588,899)

	4,077,561	(12,161,075)

Investing activities
Property and equipment additions	(62,059)	(54,774)
Sale of property and equipment	215,000	–

	152,941	(54,774)

Financing activities
Increase in bank indebtedness	13,292,768	13,993,575
Repayment of bank indebtedness	(11,443,514)	(4,349,848)
Distribution to Parent	(900,000)	(350,000)

	949,254	9,293,727

Increase (decrease) in cash during the year	5,179,756	(2,922,122)

Cash - Beginning of year	1,551,154	4,473,276

Cash - End of year	6,730,910	1,551,154

Supplementary information
Interest paid	38,741	29,503
Taxes paid	-	24,094

The accompanying notes are an integral part of these combined carve-out financial statements.

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

1	Nature of business and basis of presentation

These combined carve-out financial statements have been prepared in accordance with Canadian accounting standard for private enterprises (“ASPE”) from the accounting records of Epitome Pictures Inc. (“EPI”), Epitome Studios Inc. (“ESI”), Epitome Screen Productions Inc. (“ESPI”), Epitome Distribution Inc. (“EDI”) and PWT Distribution Inc. (“PWTD”) (collectively the “company”). The combined carve-out financial statements exclude the financial results of the company’s parent company, Epitome Group Holdings Inc. (the “Parent”), except for a loan receivable owing to the Parent from EPI. The combined carve-out financial statements have been prepared from the consolidated financial statements and accounting records of the Parent using the historical results of operations and historical cost basis of the assets and liabilities. These combined financial statements have been prepared on a carve-out basis, as the company represents a portion of the Parent’s business and does not constitute a consolidated legal entity or a group of companies consolidated under a parent company. All material intercompany accounting transactions and balances have been eliminated between the companies. The combined carve-out financial statements may not be indicative of the results that would have been obtained if the company had operated as a stand-alone entity or as a consolidated group during the periods presented.

Costs directly related to the company have been entirely attributed to the company in the accompanying combined carve-out financial statements.

The company earns its revenue from the production and licensing of these programs to domestic and international broadcasters.

2	Summary of significant accounting policies

Basis of accounting

The carve-out financial statements were prepared in accordance with ASPE, which include the following significant accounting policies.

Revenue recognition

Revenue from the licensing of film and television programs is recognized when:

•	the production has been completed;

•	the contractual delivery arrangements have been satisfied;

•	the licensing period has commenced;

•	the fee is fixed or determinable;

•	collectibility of proceeds is reasonably assured; and

•	the company has persuasive evidence of a contractual arrangement.

(1)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

Cash payments received or advances currently due pursuant to a broadcast licence or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

The company recognizes revenue from production services for third parties on a percentage of completion basis. Interest income is recognized on a time proportional basis. Tax credits received in excess of the company’s cost are recognized as income.

Investments in television programs

Investments in television programs represent the balance of the costs of television programs produced by the company. The costs of producing television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income using the individual television program forecast method, whereby capitalized costs are charged to income in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the television program.

For television programs produced by the company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future years.

Financing costs are capitalized to the costs of a television program until substantially all of the activities necessary to prepare the television program for delivery are complete. Capitalized production costs do not include charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode by episode basis.

Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode.

Ultimate revenue estimates are prepared on a title by title basis and are reviewed periodically based on current market conditions. For television programs, ultimate revenue estimates include licensed rights to broadcast television programs in development and rights to renew licences for episodic television programs in subsequent seasons. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the company expects to deliver, can be licensed successfully in the secondary market.

(2)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

2	Summary of significant accounting policies (continued)

Investments in television programs (continued)

Ultimate estimates of future revenue involve measurement uncertainty and it is, therefore, possible that reductions in the carrying value of investments in television programs may be required as a consequence of changes in management’s future revenue estimates. The valuation of investments in television programs is reviewed on a title by title basis when an event or change in circumstances indicates the net realizable value of the television program is less than its cost. The net realizable value of the television program is determined using management’s estimates of future revenue and costs. A writedown is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the television program.

Development costs

Development costs include costs of acquiring film rights to books, stage plays or original screenplays and the costs to adapt such projects.

Such costs are capitalized and included in investments in television programs at the commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.

Property and equipment

Property and equipment are recorded at cost. Amortization is taken over the estimated useful lives of the assets using the following rates and methods:

Building	4% declining balance
Furniture and equipment	20% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Leasehold improvements	Term of lease of 5 years straight-line

Any related repairs and maintenance are expensed as incurred in the company’s consolidated statement of income and retained earnings.

(3)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

2	Summary of significant accounting policies (continued)

Goodwill

Goodwill represents an excess of the purchase price over the fair value of the net assets of the business combination. In 2010, a subsidiary of the company acquired 50% of the Class A shares of Playing With Time Inc. for $5, and 50% of the common shares of Marking Time Inc. for $6, and 50% of the Class A shares of Marking Time Inc. for $324,989, and amalgamated with Epitome Virtual Reality Inc., whose only asset was an investment in a website, which was written down to $1. Epitome Virtual Reality Inc., Playing With Time Inc. and Marking Time Inc. were amalgamated with Epitome Pictures Inc. on June 1, 2010. Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified or separately recognized. Goodwill is assigned to the reporting units as of the date of acquisition. Goodwill is not amortized, but instead assessed for impairment when circumstances change. Goodwill is tested for impairment whenever events or changes in circumstances indicate the carrying value of the reporting unit to which the goodwill is assigned may exceed the fair value of the reporting unit. For the purposes of assessing impairment, the company first reviews for impairment indicators and, in case there are indicators of potential impairment, the calculation of impairment is quantified based on the comparison of the fair value of the reporting unit with the carrying value of the unit’s net assets, including goodwill. When the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the reporting unit’s carrying value exceeds its fair value. The determination of fair value is subjective and requires management to exercise judgment in making assumptions to forecast future results, including cash flow projection and discounts. The impairment loss, however, cannot exceed the carrying value of goodwill. Impairment charges for goodwill are not reversed.

Financial instruments

The company’s financial instruments consist of cash, accounts receivable, due from related parties, bank indebtedness, accounts payable and accrued liabilities and foreign exchange forward contracts. The company has elected to measure all financial instruments at amortized cost, except the foreign exchange forward contracts, which are required to be measured at fair value. The company enters into foreign exchange forward contracts to mitigate the risk of the foreign currency fluctuation on revenue earned in foreign currencies.

Foreign exchange currency

Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the consolidated balance sheet date. Revenue and expenses are restated at the average rates of exchange for the year. Translation gains or losses are included in the consolidated statement of income and retained earnings.

Pension

The company has set up a pension plan for the shareholder of the company. The shareholder has given the company the option of allowing the pension amount to be less than the maximum allowable pension amount. The company’s contribution to the pension plan is expensed as incurred.

(4)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

2	Summary of significant accounting policies (continued)

Use of estimates

The preparation of carve-out financial statements in accordance with ASPE requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent losses and liabilities at the date of the carve-out financial statements, and the reported amounts of revenue and expenses during the reporting period. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates and would impact future results of operations and cash flows. Significant areas requiring the use of estimates include the recoverability of accounts receivable and the amortization methods and rates for investment in television programs.

Income taxes

The company uses the income taxes payable method of accounting for income taxes. Under this method of accounting, the company records as an expense or income only the cost or benefit of current income taxes for that year, determined in accordance with the rules established by the taxation authorities.

Impairment of long-lived assets

Property and equipment are tested for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Management assesses impairment indicators on an annual basis and in the event of indicators of impairment being present, an impairment test is performed. The test compares the undiscounted future cash flows associated with the asset (or group of assets) to its carrying value. When the carrying value exceeds the undiscounted future cash flows, an impairment loss is recognized to the extent that the carrying value of the asset exceeds its fair value.

Government financing and assistance

The company has access to several federal and provincial government programs, including tax credits that are designed to assist film and television production and distribution in Canada. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investments in television programs. Government assistance toward current expenses is recorded as a reduction of the applicable expense item.

Contingencies and commitments

The company records a provision when there is a legal or contractual obligation as a result of past events, it is likely that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period. The contractual commitments are disclosed in the notes to the consolidated financial statements.

(5)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

3	Bank indebtedness

Bank indebtedness consists of a Royal Bank of Canada (RBC) revolving production credit facility with a maximum authorized amount of $44.0 million ($40.0 million is the revolving interim production facility and $4.0 million is the line of credit). The RBC revolving credit facility is the aggregate of interim production financing of individual productions, which are subject to individually approved tranches (collectively the RBC individually approved tranches). The RBC revolving production credit facility matures at various dates up to April 30, 2014. The loans were advanced as interim financing for the television series “Degrassi” and “The L.A. Complex.” These loans bear interest at the bank’s prime rate plus 0.75% per annum for Degrassi 11 and The L.A. Complex 1, and at the bank’s prime rate plus 0.65% per annum for Degrassi 12 and The L.A. Complex 2. Substantially all of the company’s assets have been pledged as a general security for borrowing under the RBC revolving production credit facility, as well as the below noted specific security:

•	specific assignment of funds owing by various funding organizations and any tax credits receivable; and

•	security interest in the tangible and intangible elements of the productions, as well as an assignment of the copyright.

EPI has an RBC revolving credit facility in an aggregate amount of $4,000,000 (2012 - $4,000,000) guaranteed by Epitome Studios Inc. (ESI) and the company up to an amount of $4,400,000 (both guarantors). This credit facility bears interest at the bank prime rate plus 1% per annum, is due on demand and is secured by a general security agreement securing the company’s and the guarantors’ assets and specific interest in various assets and the following additional securities:

•	collateral mortgage and/or a charge amending agreement constituting a first fixed charge on the land and improvements located at 220 Bartley Drive, North York, Ontario;

•	postponement and assignment of claim from Linda Schuyler in respect of all debts and other obligations of the company and guarantors owing to Linda Schuyler; and

•	a guarantee and postponement of claim signed by guarantors in respect of the obligations of the company in an unlimited amount.

The company and its subsidiaries are required to comply with certain bank covenants in accordance with RBC credit facilities’ second amendment agreement dated May 30, 2012. The credit parties, including the company, ESI and EPI, are required to maintain, on a combined basis, equity of at least $4,500,000 as at May 31, 2013 and not to, without the written consent of RBC, make any priority payments.

	2013	2012
	$	$

Interim production financing bearing interest at the bank prime rate plus 0.75% and 0.65% per annum, assignment and direction of specific production financing and licensing contract receivables	23,756,044	18,823,568
Revolving credit facility (from RBC) bearing interest at the bank prime rate plus 1%	-	705,000
Overdraft - net of cash	-	2,378,224

	23,756,044	21,906,792

(6)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

4	Property and equipment

	2013
		Accumulated
	Cost	amortization	Net
	$	$	$
Land	800,000	–	800,000
Building	688,302	318,762	369,540
Furniture and equipment	317,707	237,255	80,452
Computer hardware and software	97,213	97,213	–
Leasehold improvements	615,441	564,161	51,280

	2,518,663	1,217,391	1,301,272

	2012
		Accumulated
	Cost	amortization	Net
	$	$	$
Land	1,017,041	–	1,017,041
Building	688,302	303,364	384,938
Furniture and equipment	317,707	215,341	102,366
Computer hardware and software	97,213	94,083	3,130
Leasehold improvements	551,341	551,341	–

	2,671,604	1,164,129	1,507,475

(7)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

5	Investments in television programs

	2013
		Accumulated
	Cost	amortization	Net
	$	$	$
Investments in television programs
Degrassi 8	5,624,219	5,624,219	-
Degrassi 9	6,723,395	6,723,395	-
Degrassi 10	13,265,879	13,265,879	-
Degrassi 11	11,459,386	11,459,386	-
Degrassi 12	11,560,714	10,237,462	1,323,252
Degrassi 13	5,041,908	-	5,041,908
The L.A. Complex 1	1,958,397	1,809,362	149,035
The L.A. Complex 2	5,688,634	4,587,686	1,100,948
Other	462,532	438,667	23,865

	61,785,064	54,146,056	7,639,008

	2012
		Accumulated
	Cost	amortization	Net
	$	$	$
Investments in television programs
Degrassi 8	5,624,219	5,578,113	46,106
Degrassi 9	6,723,395	6,616,714	106,681
Degrassi 10	13,265,879	12,342,985	922,894
Degrassi 11	11,459,386	10,737,665	721,721
Degrassi 12	6,455,485	-	6,455,485
The L.A. Complex 1	1,958,397	1,665,875	292,522
The L.A. Complex 2	5,271,607	-	5,271,607
Other	243,835	187,700	56,135

	51,002,203	37,129,052	13,873,151

The category listed as other includes projects in development as well as the digital projects for Degrassi 11, Degrassi 12, The L.A. Complex 2, and production services for 2013.

Included in the above investments in television programs is $681,197 (2012 - $610,339) of capitalized interest.

(8)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

6	Related party transactions and economic dependence

Related party transactions include transactions between the shareholder, Linda Schuyler, as well as the transactions with family members and other related parties.

Certain amounts have been paid directly to the shareholder, Linda Schuyler, Stephen Stohn, President and Executive Producer of the company, and companies related to these individuals. These amounts have been included in the cost of investments in television programs.

	2013	2012
	$	$

Producer fees	2,285,654	2,394,170
Music rights - Ellipse Media Consulting Corp.	2,500	2,500
Legal fees - Stohn Hay Cafazzo Dembroski Richmond LLP	398,909	294,244

	2,687,063	2,690,914

In addition to the above, Linda Schuyler was paid a salary of $225,000 (2012 - $222,081) from the company.

Economic dependence

Virtually all of the revenue for the year was earned from the production of “Degrassi” and “The L.A. Complex” sold to Bell Media Inc., Viacom Media Networks and The CW Network.

7	Share capital

As the statements are presented on a combined basis the share capital of the parent company has not been presented. The share capital below reflects the share capital of the Epitome companies. As there is no parent entity included in these combined statements the share capital of each Epitome Group company has not been described.

	2013	2012
	$	$

Epitome Group share capital	203	203

(9)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

8	Accounts receivable

	2013	2012
	$	$

Trade receivables	3,034,810	4,650,815
Tax credits receivable	24,931,129	20,061,381
Other	-	67,704

	27,965,939	24,779,900

Government financing and assistance

During the year ended May 31, 2013, investments in the production of television programs were reduced by $8,680,000 (2012 - $2,080,000), which were related to production financing from governmental agencies. A portion of this financing is related to equity participation by governmental agencies and is repayable by a related entity from the distribution revenue of the specific productions for which the financing was made. During the year ended May 31, 2013, the company received $2,048,375(2012 - $585,000) in equity from governmental agencies.

9	Revenue

	2013	2012
	$	$

Revenue
Production	19,684,338	16,084,108
Distribution	4,765,173	2,255,737

	24,449,511	18,339,845

10	Income taxes

Income taxes vary from the amount that would be computed by applying the combined federal and provincial statutory income tax rate as a result of the following:

	2013	2012
	$	$

Income before income taxes	6,212,744	3,662,381

Statutory tax rate	26.50%	27.42%
Income tax expense at expected statutory rates	1,646,377	1,004,225
Non-deductible items:	–	851
Foreign tax credit applicable to federal taxes	(1,089,622)	(1,028,807)
Withholding taxes not recoverable	1,919,186	1,498,465
Timing differences	240,235	(27,045)
Other	69,682	24,891
Prior year’s adjustment	–	(432,343)

	2,785,858	1,040,237

(10)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

11	Financial instruments

Credit risk

The company’s financial assets exposed to credit risk consist of accounts receivable. The company in the normal course of business is exposed to credit risk from the broadcasters who license the television programs, distributors and the funders of the productions.

Interest rate risk

The company is exposed to interest rate risk as a result of the bank facilities used during the year, that bear interest at fluctuating rates. These changes give rise to a risk that the company’s future income and cash flows may be adversely affected.

Foreign exchange risk

Part of the licence fees for the television series “Degrassi” are in US dollars, which gives rise to foreign exchange risk, which may affect income and cash flow. The risk is applicable to productions in progress. The company has entered into foreign exchange forward contracts to mitigate the risk associated with changes in the US foreign currency exchange rate. The forward rate spread is between 0.994 and 1.0268 and the period of settlement is from June 3, 2013 to May 1, 2014. These contracts were valued marked-to-market as at May 31, 2013 and the change in the fair value was $223,000 (2012 - $13,000). The company does not use hedge accounting for these foreign exchange forward contracts.

12	Pension

The company has a defined benefit pension plan for the shareholder. The pension benefit is based on the years of service and the percentage of salary earned while this employee was a member of the pension plan. The shareholder has given the company the option of allowing the pension amount to be less than the maximum allowable pension amount. The company’s contribution to the pension plan is expensed as incurred. Total cash payments for employee future benefits for 2013, consisting of cash payments contributed by the company to the pension plan, were $108,835 (2012 - $nil). The fair value of the plan assets as at May 31, 2013 was $1,657,842 (2012 - $1,343,165) and the accrued benefit obligation was $1,754,938 (2012 - $1,511,890), resulting in an unfunded liability of $97,096 (2012 - $168,725).

13	Commitments and contingencies

Commitments

The company has certain commitments under distribution contracts to deliver television program rights to the third parties.

(11)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

13	Commitments and contingencies (continued)

Contingencies

The company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and provisions for such claims have been recorded where appropriate. Management does not believe the final determination of these claims will have an adverse material effect on the financial position or results of the operations of the company.

A subsidiary of the company is currently a defendant in a claim of copyright infringement relating to “The L.A. Complex.” The claim is for damages of $200,000 plus a disgorgement of profits; however, any amount related to this claim would be covered by insurance. Management believes the claim is without factual or legal merit. Subsequent to year-end, the litigation was resolved.

14	Distribution to Parent

During 2013, the company made distributions of $900,000 (2012 - $350,000) to the Parent. These distributions reflect the dividends paid and change in the loan receivable owing to the Parent.

15	Net changes in non-cash working capital balances

	2013	2012
	$	$

Accounts receivable	(3,122,429)	(7,977,093)
Government remittances receivable	(704,753)	(357,211)
Net investments in television programs	(10,646,910)	(17,807,461)
Accounts payable and accrued liabilities	155,347	(1,087,106)
Deferred revenue	(2,819,052)	503,521
Income taxes payable	854,156	(1,863,549)

	(16,283,641)	(28,588,899)

16	Reconciliation of ASPE to International Financial Reporting Standards (“IFRS”)

These combined carve-out financial statements were prepared in accordance with Canadian GAAP applicable to private enterprises, which are Canadian accounting standards for private enterprises in Part II of the Handbook.

The recognition, measurement and disclosure requirements of Canadian GAAP applicable to private enterprises differ from those of Canadian GAAP applicable to publicly accountable enterprises, which are IFRS incorporated into the Handbook.

The material differences between IFRS and ASPE, used to prepare these combined carve-out financial statements, is the recognition, measurement and presentation of deferred income tax. If these audited carve-out financial statements had been prepared under IFRS, a deferred income tax liability of $743,195 (2012 -$817,286) would have been recorded on the combined carve-out balance sheet and a corresponding deferred tax provision (recovery) of ($74,091) (2012 - $389,422) would have been recorded on the combined carve-out statement of income and retained earnings.

(12)

Epitome Group

Notes to Combined carve-out Financial Statements

May 31, 2013

No other material differences between IFRS and ASPE were noted.

17	Subsequent events

On April 3, 2014, the entities included in these combined carve out financial statements were purchased by DHX Media Ltd. (“DHX”) from Epitome Group Holdings Inc. The total consideration paid at closing was approximately $33 million, inclusive of excess cash in the companies at closing, which will be determined as a post-closing adjustment, payable as approximately $19.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares.

(13)

SCHEDULE B

Epitome Group

Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014

In accordance with National Instrument 51-102, released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim condensed combined carve-out financial statements for the period ended February 28, 2014.

Epitome Group

Unaudited Interim Condensed Combined Carve-Out Balance Sheet

As at February 28, 2014 and May 31, 2013

	February 28,	May 31,
	2014	2013
	$	$
Assets

Current assets
Cash	4,560,826	6,730,910
Accounts receivable (notes 7 and 10)	25,882,977	27,965,939
Government remittances receivable	1,477,166	1,252,830
Investments in television programs (note 4)	1,373,703	7,639,008
Prepaid expenses and deposit	67,104	34,004

	33,361,776	43,622,691

Property and equipment	1,251,899	1,301,272

Goodwill	325,001	325,001

	34,938,676	45,248,964

Liabilities

Current liabilities
Bank indebtedness (note 3)	18,057,505	23,756,044
Accounts payable and accrued liabilities	2,720,062	3,100,321
Deferred revenue	-	7,659,173
Income taxes payable (note 9)	2,028,716	815,893

	22,806,283	35,331,431

Shareholder’s Equity

Share capital (note 6)	203	203

Retained earnings	12,132,190	9,917,330

	12,132,393	9,917,533

	34,938,676	45,248,964

Commitments and contingencies (note 11)

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

Epitome Group

Unaudited Interim Condensed Combined Carve-Out Statements of Income and Retained Earnings

For the nine month period ended February 28, 2014 and 2013

	Nine months	Nine months
	ended	ended
	February 28,	February 28,
	2014	2013
	$	$

Revenue
Production and distribution revenue (note 8)	19,001,550	24,449,511
Amortization of television programs	(14,790,604)	(17,204,704)

	4,210,946	7,244,807

Expenses
Salaries and wages (note 5)	509,952	380,309
Pension	21,177	127,635
Amortization	12,212	39,947
Office and general	137,222	236,171
Occupancy costs	70,676	-
Professional fees	77,448	311,958
Travel, promotion and business development	72,546	43,104
Insurance	1,887	6,273
Bad debt	75,739	18,963
Foreign exchange (gain) loss	369,232	(400,188)

	1,348,091	764,172

Interest income	268,292	81,400

Interest expense	(22,230)	(37,077)

Financial income - net	246,062	44,323

Income before income taxes	3,108,917	6,524,958

Income taxes (note 9)	894,057	2,867,034

Net income for the period	2,214,860	3,657,924

Retained earnings - Beginning of period	9,917,330	7,390,444

Distribution to Parent (note 12)	-	(300,000)

Retained earnings - End of period	12,132,190	10,748,368

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

Epitome Group

Unaudited Interim Condensed Combined Carve-Out Statements of Cash Flows

For the nine month period ended February 28, 2014 and 2013

	Nine months	Nine months
	ended	ended
	February 28,	February 28,
	2014	2013
	$	$
Cash provided by (used in)
Operating activities
Net income for the period	2,214,860	3,657,924
Non-cash transactions
Bad debt expense	75,739	18,963
Amortization of television programs	14,790,604	17,204,704
Amortization	12,212	39,947
Foreign exchange (gain) loss	369,232	(400,188)
Net change in non-cash working capital balances related to operations (note 13)	(13,971,351)	(12,965,325)

	3,491,296	7,556,025

Investing activities
Property and equipment additions	-	(62,059)
Sale of property and equipment	37,161	215,000
	37,161	152,941

Financing activities
Increase in bank indebtedness	10,046,500	13,292,768
Repayment of bank indebtedness	(4,347,959)	(16,127,507)
Distribution to Parent	-	(300,000)
	-
	(5,698,541)	(3,134,739)

Increase (decrease) in cash during the period	(2,170,084)	4,574,227

Cash - Beginning of period	6,730,910	1,551,154

Cash - End of period	4,560,826	6,125,381

Supplementary information
Interest paid	22,230	37,077

The accompanying notes are an integral part of these unaudited interim condensed combined carve-out financial statements.

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

1	Nature of business and basis of presentation

These unaudited interim condensed combined carve-out financial statements have been prepared in accordance with Canadian accounting standards for private enterprises (ASPE) from the accounting records of Epitome Pictures Inc. (EPI), Epitome Studios Inc. (ESI), Epitome Screen Productions Inc. (ESPI), Epitome Distribution Inc. (EDI) and PWT Distribution Inc. (PWTD) (collectively the “company”). The unaudited interim condensed combined carve-out financial statements exclude the financial results of the company’s parent company, Epitome Group Holdings Inc. (the “Parent”), except for a loan receivable owing to the Parent from EPI. The unaudited interim condensed combined carve-out financial statements have been prepared from the consolidated financial statements and accounting records of the Parent using the historical results of operations and historical cost basis of the assets and liabilities. These financial statements have been prepared on a combined carve-out basis, as the company represents a portion of the Parent’s business and does not constitute a consolidated legal entity or a group of companies consolidated under a parent company. All material intercompany accounting transactions and balances have been eliminated on combination. The unaudited interim condensed consolidated carve-out financial statements may not be indicative of the results that would have been obtained if the company had operated as a stand-alone entity or as a consolidated group during the periods presented.

Costs directly related to the company have been entirely attributed to the company in the accompanying unaudited interim condensed combined carve-out financial statements.

The company earns its revenue from the production and licensing of these programs to domestic and international broadcasters.

2	Summary of significant accounting policies

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the combined carve-out financial statements of the company for the year ended May 31, 2013. Refer to note 2 of the company’s combined carve-out financial statements for the year ended May 31, 2013 for a summary of significant accounting policies.

3	Bank indebtedness

Bank indebtedness consists of a Royal Bank of Canada (RBC) revolving production credit facility with a maximum authorized amount of $44.0 million ($40.0 million is the revolving interim production facility and $4.0 million is the line of credit). The RBC revolving credit facility is the aggregate of interim production financing of individual productions, which are subject to individually approved tranches (collectively the RBC individually approved tranches). The RBC revolving production credit facility matures at various dates up to April 30, 2014. The loans were advanced as interim financing for the television series “Degrassi” and “The L.A. Complex.” These loans bear interest at the bank’s prime rate plus 0.75% per annum for Degrassi 11 and The L.A. Complex 1, and at the bank’s prime rate plus 0.65% per annum for Degrassi 12, Degrassi 13 and The L.A. Complex 2. Substantially all of the company’s assets have been pledged as a general security for borrowing under the RBC revolving production credit facility, as well as the below noted specific security:

•	specific assignment of funds owing by various funding organizations and any tax credits receivable; and

(1)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

3	Bank indebtedness (continued)

•	security interest in the tangible and intangible elements of the productions, as well as an assignment of the copyright.

EPI has an RBC revolving credit facility in an aggregate amount of $4,000,000 (May 31, 2013 - $4,000,000) guaranteed by Epitome Studios Inc. (ESI) and the company up to an amount of $4,400,000 (both guarantors). This credit facility bears interest at the bank prime rate plus 1% per annum, is due on demand and is secured by a general security agreement securing the company’s and the guarantors’ assets and specific interest in various assets and the following additional securities:

•	collateral mortgage and/or a charge amending agreement constituting a first fixed charge on the land and improvements located at 220 Bartley Drive, North York, Ontario;

•	postponement and assignment of claim from Linda Schuyler in respect of all debts and other obligations of the company and guarantors owing to Linda Schuyler; and

•	a guarantee and postponement of claim signed by guarantors in respect of the obligations of the company in an unlimited amount.

The company is required to comply with certain bank covenants in accordance with RBC credit facilities’ second amendment agreement dated May 30, 2012. The credit parties, including the company, ESI and EPI, are required to maintain, on a combined basis, equity of at least $4,500,000 as at February 28, 2014 and not to, without the written consent of RBC, make any priority payments.

	February 28,	May 31,
	2014	2013
	$	$

Interim production financing bearing interest at the bank prime rate plus 0.75% and 0.65% per annum, assignment and direction of specific production financing and licensing contract receivables	18,057,505	23,756,044
Revolving credit facility (from RBC) bearing interest at the bank prime rate plus 1%	-	-
Overdraft - net of cash	-	-

	18,057,505	23,756,044

(2)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

4	Investments in television programs

	February 28,
	2014
		Accumulated
	Cost	amortization	Net
	$	$	$

Investments in television programs
Degrassi 8	5,624,219	5,624,219	-
Degrassi 9	6,723,395	6,723,395	-
Degrassi 10	13,265,879	13,265,879	-
Degrassi 11	11,459,386	11,459,386	-
Degrassi 12	11,050,768	10,424,127	626,641
Degrassi 13	13,814,319	13,353,955	460,364
Degrassi 14	262,833	-	262,833
The L.A. Complex 1	1,958,397	1,958,397	-
The L.A. Complex 2	5,688,634	5,688,634	-
Other	398,969	375,104	23,865

	70,246,799	68,873,096	1,373,703

	May 31,
	2013
		Accumulated
	Cost	amortization	Net
	$	$	$

Investments in television programs
Degrassi 8	5,624,219	5,624,219	-
Degrassi 9	6,723,395	6,723,395	-
Degrassi 10	13,265,879	13,265,879	-
Degrassi 11	11,459,386	11,459,386	-
Degrassi 12	11,560,714	10,237,462	1,323,252
Degrassi 13	5,041,908	-	5,041,908
The L.A. Complex 1	1,958,397	1,809,362	149,035
The L.A. Complex 2	5,688,634	4,587,686	1,100,948
Other	462,532	438,667	23,865

	61,785,064	54,146,056	7,639,008

The category listed as other includes projects in development as well as the digital projects for Degrassi 11, Degrassi 12, The L.A. Complex 2, and production services.

Included in the above investments in television programs is $156,318 (2013 - $681,197) of capitalized interest.

(3)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

5	Related party transactions and economic dependence

Related party transactions include transactions between the shareholder, Linda Schuyler, and entities under common control, as well as the transactions with family members and other related parties.

Certain amounts have been paid directly to the shareholder, Linda Schuyler, Stephen Stohn, President and Executive Producer of the company, and companies related to these individuals. These amounts have been included in the cost of investments in television programs.

	February 28,	February 28,
	2014	2013
	$	$

Producer fees	1,602,324	2,285,654
Music rights - Ellipse Media Consulting Corp.	2,500	2,500
Legal fees - Stohn Hay Cafazzo Dembroski Richmond LLP	192,018	398,909

	1,796,842	2,687,063

In addition to the above, Linda Schuyler was paid a salary of $168,750 (2013 - $168,750) from the company.

Economic dependence

Virtually all of the revenue for the year was earned from the production of “Degrassi” and “The L.A. Complex” sold to Bell Media Inc., Viacom Media Networks and The CW Network.

6	Share capital

As the statements are presented on a combined carve-out basis the share capital of the Parent has not been presented. The share capital below reflects the share capital of the Epitome companies. As there is no parent entity included in these combined carve-out statements, the share capital of each Epitome Group company has not been described.

	February 28,	May 31,
	2014	2013
	$	$

Epitome Group share capital	203	203

7	Accounts receivable

	February 28,	May 31,
	2014	2013
	$	$

Trade receivables	3,833,308	3,034,810
Tax credits receivable	22,049,669	24,931,129

	25,882,977	27,965,939

(4)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

8	Revenue

	February 28,	February 28,
	2014	2013
	$	$

Revenue
Production	16,862,205	19,684,338
Distribution	1,879,103	4,765,173
Other	260,242	-

	19,001,550	24,449,511

9	Income taxes

Income taxes vary from the amount that would be computed by applying the combined federal and provincial statutory income tax rate as a result of the following:

	February 28,	February 28,
	2014	2013
	$	$

Income before income taxes	3,108,917	6,524,958

Statutory tax rate	26.50%	26.50%
Income tax expense at expected statutory rates	823,863	1,729,114
Non-deductible items	(82,374)	851
Foreign tax credit applicable to federal taxes	(112,243)	(1,089,622)
Withholding taxes not recoverable	29,744	1,919,186
Timing differences	238,717	240,235
Other	(3,650)	67,270

	894,057	2,867,034

10	Financial instruments

Credit risk

The company’s financial assets exposed to credit risk consist of accounts receivable. The company in the normal course of business is exposed to credit risk from the broadcasters who license the television programs, distributors and the funders of the productions.

Interest rate risk

The company is exposed to interest rate risk as a result of the bank facilities and the advances to ESI, used during the year, that bear interest at fluctuating rates. These changes give rise to a risk that the company’s future income and cash flows may be adversely affected.

(5)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

10	Financial instruments (continued)

Foreign exchange risk

Part of the licence fees for the television series “Degrassi” are in US dollars, which gives rise to foreign exchange risk, which may affect income and cash flow. The risk is applicable to productions in progress. The company has entered into foreign exchange forward contracts to mitigate the risk associated with changes in the US foreign currency exchange rate. The forward rate spread is between 1.1103 and 1.1162 and the period of settlement is from June 16, 2014 to April 30, 2015. These contracts were valued marked-to-market as at February 28, 2014 and the change in the fair value was $57,000 (2013 - $223,000). The company does not use hedge accounting for these foreign exchange forward contracts.

11	Commitments and contingencies

Commitments

The company has certain commitments under distribution contracts to deliver television program rights to the third parties.

Contingencies

The company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and provisions for such claims have been recorded where appropriate. Management does not believe the final determination of these claims will have an adverse material effect on the financial position or results of the operations of the company.

A subsidiary of the company is currently a defendant in a claim of copyright infringement relating to “The L.A. Complex.” The claim is for damages of $200,000 plus a disgorgement of profits; however, any amount related to this claim would be covered by insurance. Management believes the claim is without factual or legal merit. Subsequent to February 28, 2014, the litigation was resolved.

12	Distribution to Parent

During the nine months ended February 28, 2014, the company made distributions of $300,000 (February 28, 2013 - $nil) to the Parent. These distributions reflect the dividends paid and change in the loan receivable owing to the Parent.

(6)

Epitome Group

Notes to Unaudited Interim Condensed Combined Carve-Out Financial Statements

February 28, 2014 and 2013

13	Net changes in non-cash working capital balances

	February 28,	February 28,
	2014	2013
	$	$

Accounts receivable	2,049,861	(7,531,725)
Government remittances receivable	(224,336)	(1,370,228)
Net investments in television programs	(8,970,270)	(5,395,900)
Accounts payable and accrued liabilities	(380,256)	2,991,910
Deferred revenue	(7,659,173)	(2,819,052)
Income taxes payable	1,212,823	1,159,670

	(13,971,351)	(12,965,325)

14	Reconciliation of ASPE to International Financial Reporting Standards (“IFRS”)

These unaudited interim condensed combined carve-out financial statements were prepared in accordance with Canadian GAAP applicable to private enterprises, which are Canadian accounting standards for private enterprises in Part II of the Handbook.

The recognition, measurement and disclosure requirements of Canadian GAAP applicable to private enterprises differ from those of Canadian GAAP applicable to publicly accountable enterprises, which are IFRS incorporated into the Handbook.

The material difference between IFRS and ASPE, used to prepare these unaudited interim condensed combined carve-out financial statements, is the recognition, measurement and presentation of deferred income taxes. If these unaudited interim condensed combined carve-out financial statements had been prepared under IFRS, a deferred income tax liability of $351,259 (May 31, 2013 - $743,195) would have been recorded on the combined carve-out balance sheet, and a corresponding deferred tax recovery of $391,936 (nine months ended February 28, 2013 - $74,091) would have been recorded on the combined carve-out statement of income and retained earnings.

No other material differences between IFRS and ASPE were noted.

15	Subsequent event

On April 3, 2014, the entities included in these combined carve-out financial statements were purchased by DHX Media Ltd. (“DHX”) from Epitome Group Holdings Inc. The total consideration paid at closing was approximately $33 million, inclusive of excess cash in the companies at closing, which will be determined as a post-closing adjustment, payable as approximately $19.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares.

(7)

SCHEDULE C

DHX Media Ltd.

Unaudited Pro Forma Consolidated

Financial Statements

March 31, 2014

(expressed in thousands of Canadian dollars,

except for shares and amounts per share)

DHX Media Ltd.

Unaudited Pro Forma Consolidated Balance Sheet

As at March 31, 2014

(expressed in thousands of Canadian dollars)

	Pro Forma
	DHX Media	Epitome		Pro Forma	Balance
	Ltd.	Group	Notes	adjustments	sheet
	$	$		$	$
		(note 3 (f))
Assets

Current assets
Cash	30,276	4,561	3 (c)	(21,213)	13,124
			3 (d)	(500)
Restricted cash	35	–			35
Amounts receivable	86,637	27,360			113,997
Prepaid expenses and deposits	4,653	67			4,720
Investment in film and television programs	135,785	1,374	3 (a)	22,343	159,502
	257,386	33,362		630	291,378

Long-term accounts receivable	3,715	–			3,715
Deferred financing charges	633	–			633
Property, plant and equipment	4,548	1,252			5,800
Long-term investment	330	–			330
Intangible assets	28,485	–	3 (a)	5,000	33,485
Goodwill	91,344	325	3 (a)	4,675	96,344

	386,441	34,939		10,305	431,685

Liabilities

Current liabilities
Bank indebtedness	3,133	–			3,133
Accounts payable and accrued liabilities	59,852	4,749			64,601
Deferred revenue	6,794	–			6,794
Interim production financing	29,348	18,058			47,406
Current portion of long-term debt and obligations under capital leases	7,982	–			7,982
	107,109	22,807			129,916
Long-term debt and obligations under capital leases	65,911	–			65,911
Long-term deferred revenue	1,194	–			1,194
Deferred income taxes	4,467	351	3 (a)	8,476	13,294

	178,681	23,158		8,476	210,315
Shareholders’ Equity
Common shares	192,761	–	3 (c)	14,110	206,871
Contributed surplus	12,167	–			12,167
Accumulated other comprehensive loss	(2,360)	–			(2,360)
Retained earnings	5,192	11,781	3 (b)	(11,781)	4,692
			3 (d)	(500)

	207,760	11,781		1,829	221,370

	386,441	34,939		10,305	431,685

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income

For the nine-month period ended March 31, 2014

(expressed in thousands of Canadian dollars, except for per share amounts)

					Pro Forma
	DHX Media	Epitome		Pro Forma	Statement of
	Ltd.	Group	Notes	adjustments	income
	$	$		$	$
		(note 3 (f))

Revenues	86,386	18,741			105,127

Operating expenses (income)
Direct production costs, expense of film and television programs produced and other costs of revenues	33,726	14,791	3 (e)	1,676	50,193
Expense of acquired library	9,277	–			9,277
Amortization of property and equipment and intangibles	4,367	12	3 (e)	375	4,754
Acquisition costs	2,087	–			2,087
Development costs	824	–			824
Write-down of investment in film and television programs	190	–			190
Selling, general and administrative	24,890	1,336			26,226
Finance expense (income), net	1,459	(506)			953

	76,820	15,633		2,051	94,504

Income before income taxes	9,566	3,108		(2,051)	10,623

Provision for (recovery of) income taxes
Current income taxes	2,130	894			3,024
Deferred income taxes	665	(392)	3 (e)	(636)	(363)

	2,795	502		(636)	2,661

Net income for the period	6,771	2,606		(1,415)	7,962

Basic earnings per common share	0.06				0.07

Diluted earnings per common share	0.06				0.07

DHX Media Ltd.

Unaudited Pro Forma Consolidated Statement of Income

For the year ended June 30, 2013

(expressed in thousands of Canadian dollars, except for per share amounts)

						Pro Forma
	DHX Media		Epitome		Pro Forma	Statement of
	Ltd.	Cookie Jar	Group		adjustments	income
	$	$	$	Notes	$	$
		(note 3 (g))	(note 3 (f))

Revenues	97,263	13,376	24,450			135,089

Operating expenses (income)
Direct production costs, expense of film and television programs produced and other costs of revenues	45,117	3,139	17,205	3 (e)	2,234	67,695
Expense of acquired libraries	6,313	579	–			6,892
Acquisition costs	1,696	–	–			1,696
Amortization of property and equipment and intangibles	4,583	1,871	53	3 (e)	500	7,007
Development expenses and other	3,055	–	–			3,055
Write-down of investment in film and television programs	608	–	–			608
Selling, general and administrative	31,886	3,699	1,021			36,606
Share of loss of associates	172	–	–			172
Realized gain on disposals of short-term investment and property and equipment	(1,419)	–	–			(1,419)
Finance expense (income), net	1,948	1,642	(42)			3,548

	93,959	10,930	18,237		2,734	125,860

Income before income taxes	3,304	2,446	6,213		(2,734)	9,229

Provision for (recovery of) income taxes
Current income taxes	1,468	41	2,786			4,295
Deferred income taxes	(24)	650	(74)	3 (e)	(848)	(296)

	1,444	691	2,712		(848)	3,999

Net income for the year	1,860	1,755	3,501		(1,886)	5,230

Basic earnings per common share	0.02					0.05

Diluted earnings per common share	0.02					0.05

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation

The unaudited pro forma consolidated balance sheet of DHX Media Ltd. ("DHX Media" or the "Company") as at March 31, 2014 and the unaudited pro forma consolidated statements of income for the nine-month period ended March 31, 2014 and the year ended June 30, 2013, have been prepared by management of DHX Media for illustrative purposes only and give effect to the transactions and the agreement for the acquisition (the "Acquisition") of all of the shares of Epitome Screen Productions Inc., Epitome Distribution Inc., PWT Distribution Inc., Epitome Pictures Inc. and Epitome Studios Inc. and the purchase of a loan receivable owing to Epitome Group Holdings Inc. (the “Epitome Group”) from Linda Schuyler and Epitome Group Holdings Inc. The unaudited pro forma consolidated financial statements have been prepared on the basis of the assumptions and adjustments described below and in note 3.

In the opinion of management, the unaudited pro forma consolidated balance sheet as at March 31, 2014 and unaudited pro forma consolidated statements of income for the nine-month period ended March 31, 2014 and for the year ended June 30, 2013, include all adjustments necessary for the fair presentation of the transaction in accordance with International Financial Reporting Standards ("IFRS") on a basis consistent with DHX Media's accounting policies applied in the unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2014.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position that would have prevailed and operating results that would have been obtained if the transactions had taken place on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Company for any period following the closing of the Acquisition will vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim condensed consolidated financial statements of DHX Media as at and for the nine month periods ended March 31, 2014 and 2013, which are prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"), the audited consolidated financial statements of DHX Media as at and for the years ended June 30, 2013 and 2012, prepared in accordance with IFRS, and the unaudited interim condensed consolidated carve-out financial statements of the Epitome Group as at and for the nine month periods ended February 28, 2014 and 2013, which are prepared in accordance with Canadian accounting standards applicable to private enterprises as set out in Part II of the CPA Canada Handbook-Accounting (“ASPE”) and the audited combined carve-out financial statements of the Epitome Group as at and for the years ended May 31, 2013 and 2012 prepared in accordance with ASPE.

The unaudited pro forma consolidated balance sheet as at March 31, 2014, has been prepared using information from the unaudited interim condensed consolidated balance sheet of DHX Media as at March 31, 2014, the unaudited interim condensed consolidated carve-out balance sheet of the Epitome Group as at February 28, 2014, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated balance sheet gives effect to the Acquisition as if it had occurred on March 31, 2014.

(1)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation (continued)

The unaudited pro forma consolidated statement of income for the nine-month period ended March 31, 2014, has been prepared using information from the unaudited interim condensed consolidated statement of income of DHX Media for the nine-month period ended March 31, 2014, and the unaudited interim condensed consolidated carve-out statement of income for the Epitome Group for the nine-month period ended February 28, 2014 prepared in accordance with ASPE, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the nine-month period ended March 31, 2014 gives effect to the Acquisition as if it had occurred on July 1, 2012.

The unaudited pro forma consolidated statement of income for the year ended June 30, 2013, has been prepared using information from the consolidated statement of income of DHX Media for the year ended June 30, 2013, the audited combined carve-out statement of income of the Epitome Group for the year ended May 31, 2013 prepared in accordance with ASPE, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statement of income for the year ended June 30, 2013 gives effect to the Acquisition as if it had occurred on July 1, 2012.

The unaudited pro forma consolidated financial statements as at March 31, 2014 and for the nine months ended March 31, 2014 and the year ended June 30, 2013 were prepared using the acquisition method of accounting. DHX Media is considered the legal and accounting acquirer. The unaudited pro forma consolidated financial statements were based on the historical financial statements of DHX Media and the Epitome Group. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma consolidated financial statements to conform to the financial statements presentation currently adopted by DHX Media.

There are no material transactions between DHX Media and the Epitome Group during the periods presented in the unaudited pro forma consolidated financial statements that would need to be eliminated. See notes to the pro forma consolidated financial statements below.

The financial year-ends of DHX Media and the Epitome Group are non-coterminous. Given that the financial year-end of the Epitome Group differs from DHX Media by less than 93 days, no adjustment for the difference in year-ends is required in these pro formas.

Management has determined that no material adjustments to the Epitome Group financial statements are required to comply with the accounting policies used by DHX Media in the preparation of its consolidated financial statements, except as disclosed in note 3 (f).

(2)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

1	Basis of presentation (continued)

The unaudited pro forma consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Acquisition, the costs to integrate the operations of DHX Media and the Epitome Group, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Under acquisition accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have not yet begun. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma consolidated financial statements and the combined company’s future results of operations and financial position.

The assets acquired and liabilities assumed of the Epitome Group will be recorded as of the completion of the Acquisition, primarily at their respective fair values and added to those of DHX Media. The results of operations of the Epitome Group will be included in the financial statements of the combined company from the date of the completion of the Acquisition.

Acquisition-related transaction costs, such as advisory, legal, valuation, and other professional fees, and certain acquisition-related restructuring charges affecting the Epitome Group are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by DHX Media and the Epitome Group on a combined basis in connection with the Acquisition are estimated to be approximately $500. The approximate transaction costs are reflected in the unaudited pro forma consolidated balance sheet as a reduction to cash and an increase to the deficit balance for DHX Media’s portion of the estimated transaction costs of $500. The Epitome Group portion of the estimated transaction costs are being paid directly by the Vendor and accordingly are not reflected within the unaudited pro forma consolidated financial statements.

2	Acquisition of the Epitome Group

On April 3, 2014, DHX Media completed an acquisition agreement with Linda Schuyler and Epitome Group Holdings Inc. (the “Vendor”) for the acquisition of the Epitome Group (the “Agreement”). The agreement provided that DHX Media acquired all of the shares of Epitome Screen Productions Inc., Epitome Distribution Inc., PWT Distribution Inc., Epitome Pictures Inc. and Epitome Studios Inc. and the purchase of a loan receivable owing to Epitome Group Holdings Inc. for consideration consisting of 2,915,263 DHX Media shares and cash of $13,502, increased or reduced by a closing date excess cash adjustment (see note 2 (i)). The estimated acquisition costs of $500 have been charged directly to the deficit balance.

(3)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

2	Acquisition of the Epitome Group (continued)

The preliminary purchase price allocation is subject to changes and is summarized as follows:

$

Shares issued (2,915,263 x $4.84)	14,110
Cash paid for shares (i)	21,213

Purchase consideration	35,323

The Acquisition is recorded at its purchase price and the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to goodwill. The allocation of the purchase price is preliminary. The allocation of the fair value of the net assets acquired and the goodwill will differ upon finalization of the purchase price allocation. The preliminary purchase was allocated as follows:

$

Net working capital, excluding investment in film and television programs (includes cash of $4,561) (i)	9,181
Investment in film and television programs (ii)	23,717
Property and equipment	1,252
Intangible assets (iii)	5,000
Goodwill (iii)	5,000
Deferred tax liabilities (iv)	(8,827)

Net assets acquired	35,323

i)	The Agreement includes a closing date excess cash adjustment which increases or decreases the purchase price based on the amount by which the closing date excess cash, as defined in the Agreement, exceeds or is less than $nil. Based on the estimated closing date excess cash in the Epitome Group at February 28, 2014, this results in an increase of $7,711 to the purchase price, resulting in a total purchase price of $35,323.

ii)	Reflects an adjustment of $23,717 to record the preliminary fair value adjustment allocated to the Epitome Group’s investment in film and television programs.

iii)	Reflects adjustments of $5,000 and $4,675 to record the preliminary fair value adjustment allocated to the Epitome Group’s intangible assets and goodwill, respectively.

iv)	As a result of the fair value adjustments on the Acquisition, a deferred tax liability was recorded in the amount of $8,827 on the excess of the fair values of the investment in film and television programs and intangible assets over the book values.

The carrying value of all other assets and liabilities is assumed to approximate fair value.

(4)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

3	Pro Forma assumptions and adjustments

a)	The assumption that DHX Media acquired 100% of the outstanding shares of Epitome Screen Productions Inc., Epitome Distribution Inc., PWT Distribution Inc., Epitome Pictures Inc. and Epitome Studios Inc. and the purchase of a loan receivable owing to Epitome Group Holdings Inc.

As per note 2, this gives rise to a net increase to assets and liabilities related to the fair value adjustments and related tax adjustments as follows:

$

Investment in film and television programs	23,717
Intangible assets	5,000
Goodwill	4,675
Deferred tax liabilities	(8,827)

b)	This pro forma adjustment eliminates the historical equity accounts of the Epitome Group.

c)	This pro forma adjustment reflects the issuance of 2,915,263 DHX Media shares, recorded at a price of $4.84 per share, and the payment of $21,213 in cash in connection with the acquisition of the Epitome Group, which includes a payment related to an excess cash adjustment of $7,711.

d)	This assumption provides for the recording of transaction expenses of the Acquisition totaling $500. Of the total estimated transaction expenses, $500 are related to costs DHX Media is expected to incur subsequent to March 31, 2014 and are charged against deficit.

e)	An adjustment has been made to recognize additional expense related to the investment in film and television programs of $1,676 for the nine-month period ended March 31, 2014 and $2,234 for the year ended June 30, 2013 related to the increase in fair value of the Epitome Group’s investment in film and television programs.

An adjustment has been made to recognize additional amortization of $375 for the nine-month period ended March 31, 2014 and $500 for the year ended June 30, 2013 related to the increase in fair value of the Epitome Group’s intangible assets over their estimated remaining lives.

An adjustment has been made to reduce deferred tax expense by $636 for the nine-month period ended March 31, 2014 and $848 for the year ended June 30, 2013 related to expenses recorded during the period related to the fair value adjustments to investment in film and television programs and intangible assets.

(5)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

3	Pro Forma assumptions and adjustments (continued)

f)	The Epitome Group combined carve-out financial statements were prepared in accordance with ASPE. The material difference between IFRS and ASPE, used to prepare the combined carve-out financial statements, is the recognition, measurement and presentation of deferred income tax. If the carve-out financial statements had been prepared under IFRS, a deferred income tax liability of $351 and an offsetting adjustment to retained earnings would have been recorded on the carve-out balance sheet as at February 28, 2014, and a deferred tax recovery of $392 for the nine-month period ended March 31, 2014 and $74 for the year ended June 30, 2013 on the carve-out statement of income. These adjustments have been reflected in the unaudited pro forma consolidated financial statements.

No other material differences between IFRS and ASPE were noted.

Reclassification adjustments have been made to the Epitome Group's presentation to be in accordance with DHX Media's presentation. The significant reclassifications were to include government remittances receivable with accounts receivable show investment in film and to group income taxes payable with accounts payable and accrued liabilities and to group certain expenses as selling, general and administrative.

g)	On October 22, 2012, DHX Media completed the acquisition of the business of Cookie Jar Entertainment Inc. (“Cookie Jar”). The results of Cookie Jar are included in the consolidated results of DHX Media from the date of acquisition. An adjustment has been made in the unaudited pro forma consolidated statement of income for the year ended June 30, 2013 to include the results of Cookie Jar from July 1, 2012 to October 21, 2012, such that the unaudited pro forma consolidated statement of income for the year ended June 30, 2013 reflects the results of Cookie Jar as if DHX Media had acquired Cookie Jar on July 1, 2012. The unaudited pro forma consolidated statement of income for the year ended June 30, 2013 also includes adjustments to reflect the shares issued to acquire Cookie Jar and the shares issued pursuant to an offering to finance the acquisition of Cookie Jar and pay down debt as part of the Cookie Jar acquisition (see note 4 (i)) as if the shares were issued July 1, 2012. The unaudited pro forma consolidated statement of income for the year ended June 30, 2013 also includes adjustments related to the credit facilities entered into to finance the Cookie Jar acquisition and pay down existing Cookie Jar debt as if the credit facilities were entered into on July 1, 2012. The shares issuances and credit facilities entered into are included in the pro forma adjustments as they had a direct impact on the financing of the acquisition of Cookie Jar.

(6)

DHX Media Ltd.

Notes to Unaudited Pro Forma Consolidated Financial Statements

March 31, 2014

(expressed in thousands of Canandian dollars, except for shares and amounts per share)

4	DHX Media pro forma shares outstanding and net income per share

The average number of shares used in the computations of pro forma basic net income per share has been determined as follows:

	Nine months ended	Year ended
	March 31,	June 30,
	2014	2013

Weighted average number of DHX Media shares issued and outstanding	108,988,993	86,873,506
Shares issued pursuant to the Acquisition	2,915,263	2,915,263
Shares issued related to the Cookie Jar acquisition (i)	–	14,818,322
Pro forma weighted average shares outstanding of DHX Media	111,904,256	104,607,091
Pro forma net income per share	0.07	0.05

The average number of shares used in the computations of pro forma diluted net income per share has been determined as follows:

	Nine months ended	Year ended
	March 31,	June 30,
	2014	2013
Weighted average number of DHX Media shares issued and outstanding	112,943,537	89,716,508
Shares issued pursuant to the Acquisition	2,915,263	2,915,263
Shares issued related to the Cookie Jar acquisition (i)	–	14,818,322
Pro forma weighted average shares outstanding of DHX Media	115,858,800	107,450,093
Pro forma net income per share	0.07	0.05

i)	As part of the Cookie Jar acquisition (see note 3 (g)), on October 22, 2012, 36,044,492 shares were issued to acquire Cookie Jar and 11,820,000 shares were issued pursuant to an offering to finance the acquisition of Cookie Jar and pay down debt as part of the Cookie Jar acquisition. These shares were reflected in the weighted average shares of DHX Media from October 22, 2012 onward. As the unaudited pro forma consolidated statement of income for the year ended June 30, 2013 has been adjusted to include the results of Cookie Jar from July 1, 2012 to October 21, 2012, an adjustment has been recorded to increase the weighted average number of shares outstanding for the year ended June 30, 2013 by 14,818,322 shares, to show the shares as if they had been outstanding since July 1, 2012.

(7)